

Mail Stop 3561

October 21, 2010

Via U.S. Mail

Mr. Dennis Mills, Chief Executive Officer
MI Developments, Inc.
455 Magna Drive
Aurora, Ontario Canada L4G 7A9

>   **Re: MI Developments, Inc.**
>   **Form 40-F for the year ended December 31, 2009**
>   **Filed March 29, 2010**
>   **File No. 001-31728**

Dear Mr. Mills:

We have reviewed your response letter dated October 7, 2010 and have the following comment. Unless otherwise indicated, we think you should revise your document in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comment will be complied with, or, if the comment is deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 6-K filed August 13, 2010

Note 3. Transactions with Related Parties, page 64
(a) Loans to MEC, page 64

1. We note the company's response to our prior comment number 4 in which it explains the various changes in facts and circumstances that resulted in the recognition of the $10 million reduction in the impairment provision with respect to the loans receivable from MEC during the six months ended June 30, 2010. Please tell us and disclose in the notes to the company's financial statements in future filings, how each of the factors outlined in your response to our prior comment number 4 contributed to the $10 million reduction in the impairment provision that was recognized during the six months ended June 30, 2010.

You may contact Heather Clark at 202-551-3624 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief